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                                                                   Exhibit 23.01

                         CONSENT OF INDEPENDENT AUDITORS

The Board of Directors and
the Retirement Committee of
Ceridian Corporation:

We consent to incorporation by reference in the registration statement (No. 33-56833) on Form S-8 of Ceridian Corporation of our report dated June 16, 2000, relating to the statements of net assets available for benefits of the Ceridian Corporation Personal Investment Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended and related supplemental schedule as of and for the year ended December 31, 1999 which report appears elsewhere in this December 31, 1999 annual report on Form 11-K of the Ceridian Corporation Personal Investment Plan.


/s/KPMG LLP


Minneapolis, Minnesota
June 26, 2000